Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Berkshire Hathaway Inc. (BRK)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Berkshire Hathaway Inc. (BRK)
Vote Yes: Item #6 - Paris Aligned Goals

Annual Meeting: May 6, 2023

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED:  Shareholders request that Berkshire issue a report, at reasonable cost and omitting proprietary information, addressing if and how it intends to measure, disclose, and reduce the GHG emissions associated with its underwriting, insuring, and investment activities in alignment with the Paris Agreement’s 1.5°C goal, requiring net zero emissions.

SUPPORTING STATEMENT:  Shareholders recommend the report disclose at board discretion:

•	Whether Berkshire will begin measuring and disclosing emissions associated with its full range of business activities, and by when;
•	Whether Berkshire will set a Paris-aligned, net zero goal, and interim aligned targets, and on what timeline.

SUMMARY

Despite a global focus on the problem of climate change, greenhouse gas (“GHG”) emissions and climate-related risk continue to grow.1, A trend of record high emissions continued in 2022.2 These emissions, and subsequent climate warming, pose a major risk to the stability of the U.S. financial system and to insurers in particular.3 Munich Re estimates that 2021 was the second-most costly year on record for the world’s insurers with $120 billion in losses from natural catastrophes.4 Global insurance losses for natural catastrophes reached over $130 billion in 2022.5

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1 https://www.iea.org/news/global-co2-emissions-rebounded-to-their-highest-level-in-history-in-2021

2 https://www.iea.org/reports/co2-emissions-in-2022

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf p.1

4 https://money.usnews.com/investing/news/articles/2022-01-10/natural-disasters-cost-insurers-120-billion-in-2021-munich-re-says

5 https://www.reinsurancene.ws/natural-disasters-caused-over-130bn-global-insured-losses-in-2022-aon/#:~:text=A%20new%20Aon%20report%20has,record%20from%20an%20insurance%20perspective

2023 Proxy Memo Berkshire Hathaway Inc | Paris Aligned Goals

The insurance industry faces climate-related liabilities on two fronts: investment risk on the asset side of the balance sheet and underwriting risk, particularly in property and casualty, on the liability side.6 Despite growing risk, U.S. insurers, including Berkshire Hathaway, remain highly exposed to carbon emissions-intensive industries including oil, gas, coal, and utilities. In 2019, the U.S. insurance industry invested $582 billion in fossil fuel-related activities, an increase from $519 billion in 2018.7

Berkshire Hathaway is a leading insurer and investor in high-carbon activities8 and thus has responsibility for a significant swath of Scope 3 financed and insured emissions (“portfolio emissions”). The Company has not disclosed these emissions, nor has it set targets to reduce them. The emissions facilitated by Berkshire’s underwriting and investing in high-carbon activities and companies add to the global inventory of greenhouse gas emissions.

Berkshire is behind its peers in adopting net zero goals. Over 30 global insurers, including U.S. based insurers, have committed to transition their insurance and reinsurance underwriting portfolios to net zero greenhouse gas emissions.

Last year, a similar proposal requesting that Berkshire measure, disclose, and reduce the emissions associated with its underwriting and investment activities received a vote of 46.7% support from independent shareholders (25.9% overall), constituting support of more than $43 billion in shares.9 Despite this strong shareholder support, Berkshire has not responded.

Without measuring and disclosing its financed and insured emissions, neither Berkshire Hathaway nor its investors can understand the full range of its climate exposure. Further, the Company’s failure to set climate goals for its portfolio GHG emissions and produce a transition plan to achieve them increases risks for Berkshire in the form of growing climate-related catastrophe losses and regulatory exposure. It also increases climate-related portfolio risk to investors.

RATIONALE FOR A YES VOTE

1.	Berkshire Hathaway’s continued underwriting and investment in carbon-intensive activities increase its financial and regulatory risk and escalates risk to the climate and to investor portfolios.

2.	Berkshire Hathaway does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

3.	Berkshire Hathaway is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

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6 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

7 https://www.spglobal.com/esg/insights/climate-risks-for-insurers-why-the-industry-needs-to-act-now-to-address-climate-risk-on-both-sides-of-the-balance-sheet

8 https://global.insure-our-future.com/2022-scorecard/ p. 6,11.

9 https://www.asyousow.org/press-releases/2022/5/5/berkshire-hathaways-independent-shareholders-support-resolution-climate-change

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2023 Proxy Memo Berkshire Hathaway Inc | Paris Aligned Goals

DISCUSSION

1.	Berkshire Hathaway’s continued underwriting and investments in carbon-intensive activities increase its financial and regulatory risk and escalates risk to the global climate and to investor portfolios.

Berkshire Hathaway’s insurance operations make up over 26% of its business and are its largest value segment.10 Its insurance business faces risk from the escalating effects of climate change. In 2022, Berkshire reported pre-tax losses of $3.4 billion from Hurricane Ian and insurance and reinsurance underwriting losses of $962 million, up from a $784 million in losses in 2021.11 This follows a larger U.S. trend. According to the National Oceanic and Atmospheric Administration, there were 18 individual weather and climate disaster events in the U.S. in 2022, with losses exceeding $1 billion each.12 Cumulative damage from these events was estimated at $165 billion, with insurers responsible for much of these losses. This compares to an annual average of $57.6 billion for the years 1980-2022.13

Berkshire’s underwriting and investment decisions not only create risk for the Company but contribute to global climate impact. Berkshire’s bondholding in coal is approximately $472 million, and its shareholding in coal amounts to $5.1 billion, far surpassing its American peers.14

McKinsey & Company advises insurers to consider the environmental impact of their investments, just as banks and asset managers are doing, and to develop a plan to shift significant portions of their portfolios to facilitate a sustainable, decarbonized economy.15 In addition to long-term climate risk reduction benefits, such a shift can help insurers align with increasingly likely regulatory policies and incentives.16

In the United States, regulatory and legislative pressure on insurers to account for their climate-intensive activities and liabilities is increasing. For example, this year the Federal Insurance Office requested information from insurance companies to assess the impact of their climate-related exposures on the availability, affordability, and sustainability of insurance in areas impacted by climate-driven weather events.17

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10 https://www.spglobal.com/esg/insights/completing-data-gaps-in-environmental-performance-disclosure

11 https://www.reinsurancene.ws/berkshire-hathaway-reports-re-insurance-underwriting-loss-amid-hurricane-ian-claims-of-3-4bn/

12 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

13 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

14 https://www.coalexit.org/investor/berkshire-hathaway

15 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

16 https://www.mckinsey.com/industries/financial-services/our-insights/climate-change-and-p-and-c-insurance-the-threat-and-opportunity

17 https://eu.starnewsonline.com/story/news/local/2023/01/24/states-insurance-industry-push-back-on-us-climate-risk-data-request/69793477007/

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2023 Proxy Memo Berkshire Hathaway Inc | Paris Aligned Goals

In recent years, state governments have also begun focusing attention on the insurance industry’s climate-related risks and actions. For example, in 2019 California announced the first U.S. Sustainable Insurance Roadmap designed to reduce California’s climate risk.18 The roadmap includes actions to strengthen financial oversight and transparency on climate-related risks. In 2019, Washington state conducted a climate risk disclosure survey requiring insurers to disclose the risk of climate change impacts in their annual filings.19 In 2021, the New York Department of Financial Services issued a guidance document requiring insurers to conduct climate risk stress tests with the goal of assessing the potential impact of climate change on insurers' financial strength and ability to meet their policyholder obligations.20 Massachusetts has issued a directive requiring insurance companies to either respond to a climate-risk disclosure survey or submit TCFD disclosures, and further initiated a task force dedicated to assessing the climate-related risk and resiliency of insurance companies operating in the state.21 Additionally, Connecticut passed a law requiring the state insurance regulator to include emission reduction targets into its review of insurers and the potential risks they face.22

Similarly, investors are increasingly concerned about the insurance sector’s exposure to climate-related impacts and risks. As one example, in April 2020, New York City Comptroller Scott Stringer sent letters to insurance companies, including Berkshire Hathaway, raising concern over the Company’s continued underwriting of coal projects and companies.23

Taking action now to measure its insured and financed emissions, and set 1.5oC aligned targets to reduce them, will help ensure that Berkshire reduces growing regulatory and financial risk and climate impact.

2.	Berkshire Hathaway does not provide shareholders with sufficient analysis and disclosure of whether and how it will measure, disclose, and reduce the significant GHG emissions associated with its underwriting and investment decisions in alignment with the Paris Agreement’s Net Zero goals.

Shareholders continue to be concerned about the lack of transparency Berkshire has shown regarding measuring, disclosing, and reducing the full range of GHG emissions associated with its underwriting and investment activities. The United Nations Environment Program Finance Initiative notes that a financial institution’s Scope 3 portfolio emissions constitute approximately 97% of its total emissions, underscoring the importance of addressing them.24 This figure highlights the potential scale of Berkshire’s unaddressed emissions. Berkshire’s failure to measure and account for its financed and insured emissions leaves investors with insufficient knowledge of the climate impact of its underwriting and investment portfolios or the degree to which the Company is mitigating such impact, impeding fully informed decision making.

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18 https://www.insurance.ca.gov/01-consumers/180-climate-change/upload/California-Sustainable-Insurance-Roadmap-2022.pdf

19 https://www.insurance.wa.gov/sites/default/files/2020-07/climate-risk-disclosure-survey-reporting-year-2019-commissioner-kreidler-letter.pdf

20 https://www.dfs.ny.gov/system/files/documents/2021/11/dfs-insurance-climate-guidance-2021_1.pdf

21 https://www.mass.gov/info-details/climate-risk-and-resiliency-in-the-insurance-sector#task-force-on-climate-related-financial-disclosures-(tcfd)-

22 https://www.businessinsurance.com/article/20210617/NEWS06/912342605/Connecticut-bill-calls-for-regulation-of-insurers%E2%80%99-climate-risks

23 https://us.insure-our-future.com/2020-4-24-nyc-pension-funds-demand-insurance-giants-sever-ties-to-coal-industry-1/

24 https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf, p.7

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2023 Proxy Memo Berkshire Hathaway Inc | Paris Aligned Goals

However, measuring insured emissions is feasible. The Partnership for Carbon Accounting Financials (“PCAF”) and the United Nations-convened Net Zero Insurance Alliance (“NZIA”) have launched a global accounting standard to measure greenhouse gas emissions associated with insurance underwriting portfolios.25 This methodology is available to help serve both NZIA and PCAF members measure their financed and insured emissions and set science-based emissions reduction targets aligned with a Net Zero by 2050 transition pathway.

3.	Berkshire Hathaway is falling behind peers in addressing the climate impact of its underwriting and investment activities and has not adequately responded to shareholders’ climate-related expectations.

Berkshire continues to fall behind its peers in adopting Net Zero goals. Globally, peers are beginning to take action.26 Nineteen global insurers have committed to measure and disclose the GHG emissions associated with their underwriting and investment activities via the PCAF methodology. These members include Berkshire peers such as Liberty Mutual, Aviva plc, Swiss Re, and MassMutual.27 Twenty-nine global insurers (representing more than 14% of world premium volume globally) have joined the United NZIA and committed to transition emissions from their insurance and reinsurance underwriting portfolios to Net Zero by 2050.28 Under the NZIA, each company decides how it will achieve this objective.29 Berkshire does not publicly acknowledge the importance of meeting the global 1.5oC goal, nor has it has adopted targets for its own insured and invested emissions to help achieve that goal.

In the U.S., peers have begun adopting portfolio greenhouse gas reduction targets, including The Hartford insurance company, which announced a goal of net Zero GHG emissions across its full range of businesses and operations by 2050.30 AIG has also committed to reaching net zero GHG emissions across its underwriting and investments portfolios by 2050.31 AIG’s commitment also includes using science-based emission reduction targets, aligning with the latest climate science to meet the goals of the Paris Agreement, and commitments to prohibit and phase out a range of coal, oil sands, and Arctic investment and underwriting activities.32 Other insurers setting net zero commitments include Allstate and MassMutual. 33, 34

The 2022 Insure our Future Scorecard notes that Berkshire Hathaway continues to be a “key laggard,” receiving a score of zero for its underwriting and investment activities related to climate.35 Berkshire’s ranking on this Scorecard has declined year over year since 2018.36

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25 https://www.unepfi.org/industries/insurance/launch-of-nzia-target-setting-protocol-version-1-0/

26 https://insure-our-future.com/scorecard

27 https://carbonaccountingfinancials.com/financial-institutions-taking-action#overview-of-financial-institutions

28 https://www.unepfi.org/net-zero-insurance/

29 https://www.unepfi.org/psi/wp-content/uploads/2021/07/NZIA-launch-press-release.pdf, p.1

30 https://newsroom.thehartford.com/newsroom-home/news-releases/news-releases-details/2022/The-Hartford-Announces-Goal-Of-Net-Zero-Greenhouse-Gas-Emissions-For-All-Operations-By-2050/

31 https://www.businesswire.com/news/home/20220301005761/en/AIG-Commits-to-Net-Zero-Greenhouse-Gas-GHG-Emissions-Across-its-Underwriting-and-Investment-Portfolios-by-2050

32 https://aig.gcs-web.com/node/53226/pdf

33 https://www.allstatenewsroom.com/news/the-allstate-corporation-announces-a-net-zero-emissions-commitment/

34 https://www.massmutual.com/about-us/news-and-press-releases/press-releases/2021/04/massmutual-announces-new-net-zero-commitments-that-address-climate-change

35 https://global.insure-our-future.com/2022-scorecard/, p.11

36 https://insure-our-future.com/company/berkshire-hathaway/

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2023 Proxy Memo Berkshire Hathaway Inc | Paris Aligned Goals

RESPONSE TO BOARD’S OPPOSITION STATEMENT

The Board states that it does not believe it is necessary for Berkshire to issue a report measuring, disclosing, and reducing the GHG emissions associated with its underwriting and investment activities. It states that the insurance risks associated with climate change are already assessed within the enterprise’s risk management framework, which includes climate-specific risk management procedures.

Such general risk management actions are not responsive to the actions requested in this Proposal. Investors seek disclosure of the emissions associated with Berkshire’s insurance, underwriting, and investment activities, and a plan to begin reducing those emissions in alignment with the global 1.5 Celsius goal. Berkshire has not responded to this clear request.

The requested report would allow shareholders to evaluate the risks posed by climate change to Berkshire’s underwriting and investing portfolios, help the Company to reduce growing regulatory and financial risk, and reduce its impact on the climate.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #6. Berkshire Hathaway’s underwriting and investing activities are climate intensive, the Company has failed to set clear goals to reduce its GHG emissions footprint in line with the Paris 1.5oC goal, and it is currently lagging peers on climate action. Berkshire does not give shareholders full transparency on its climate footprint and lacks a roadmap for how it plans to transition successfully to a low-carbon economy. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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